

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2011

Via Email
Andrew D. Mason
Chief Executive Officer
Groupon, Inc.
600 West Chicago Avenue, Suite 620
Chicago, Illinois 60654

> **Re:** **Groupon, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed September 23, 2011**
> **File No. 333-174661**

Dear Mr. Mason:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  You discuss gross billings through the prospectus, including the Prospectus Summary, Summary Consolidated Financial and Other Data, Risk Factors, MD&A and Business sections. Please revise the disclosure throughout your prospectus to explain in detail why you believe gross billings is a key operating metric that is an important indicator of your growth and business performance as you state on page 48. Specifically explain how an investor should evaluate this disclosure. In addition, make clear to the reader that it is not equivalent to revenues or any other financial metric that is presented in your financial statements.

Risk Factors, page 11

In making your investment decision, you should not rely on a memorandum sent by our Chief Executive Officer..., page 29

2. So that investors may understand the full context of Mr. Mason's email, please include an unedited copy of the August 25, 2011 email as Appendix A.

Letter from Andrew D. Mason, page 33

We don't measure ourselves in conventional ways, page 34

3. We note your response to comment two from our letter dated August 19, 2011. In particular we note your statement that the company anticipates it will reach the conclusion that the resources presently being devoted to such online marketing initiatives are not yielding sufficiently attractive investment returns due to a variety of factors such as changes in subscriber economics, market saturation, or other cost effective marketing initiatives like word of mouth. We also note you do not anticipate the significant decrease of such online marketing initiatives (currently $345.1 million for the first half of 2011) to adversely affect your ongoing business with existing customers or subscribers because such expenses are not designed to drive these transactions. Please revise your Management's Discussion and Analysis section in the appropriate places such the discussion under "Subscriber acquisition costs" on page 50 to incorporate these expected trends.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

4. Please note that in addition to a discussion of your consolidated operating results, it appears that your MD&A should also provide a separate discussion of revenues, profitability and cash needs by segments. In this regard, we refer you to section 501.06.a of the Financial Reporting Codifications. Please revise or advise.

Results of Operations, page 53

5. We believe that the current presentation of gross billings on pages 53 and 56 gives this metric undue prominence. Instead, we believe your discussion should focus on your revenues. In this regard, we refer you to your disclosure on page 48 where you specifically state the amount that you retain – rather than bill or collect – from the sale of Groupons is the key measure of the value you create. If you retain the gross billings metric, please also present revenues and net loss with equal prominence to ensure a balanced discussion.

Critical Accounting Policies and Estimates, page 67

Acquisitions and the Recoverability of Goodwill and Long-lived Intangible Assets, page 68

6.      We note your response to comment ten from our letter dated August 19, 2011.  Please clarify to state if the component levels consist of EMEA, APAC and LATAM or each of the different countries within the International segment.

7.      Per an interview of Mr. Mason by the Wall Street Journal published on September 23, 2011, following the departure of Ms. Georgiadis, we note that he was quoted to have said that the company will "reorganize in a way that reflects our evolving strategic priorities." He also said sales, channels, international and marketing will now report to him.  It appears that the reorganization enables and requires Mr. Mason as CODM and International Segment Manager, to regularly review discrete financial information below the International operating segment level.   Tell us whether each component of the reportable International segment may be deemed an operating segment.

Business, page 75

Subscriber Economics, page 80

8.      We note your response to comment 12 from our letter dated August 19, 2011 and your disclosure on page 81 that revenue across each of the cities increased in a manner consistent with increased gross billings.  Please provide more detail and analysis regarding the increases in revenue, such as discussing whether increases in revenues for the North American cities were different or similar to increases in the international cities or whether some cities achieved greater or lesser increases.

Description of Capital Stock, page 132

Class A and Class B Common Stock, page 133

Conversion, page 134

9.      We note that the Class A and Class B common stock will automatically convert into a single class of common stock five years after the completion of this offering.  Please explain the reasons and the effect of this provision.  For example, disclose how this will impact the voting control and other rights that the Class B common shareholders have over the company.  Also disclose whether and how this provision could be amended. Highlight this automatic conversion elsewhere, such as the Prospectus Summary and Principal and Selling Stockholders sections of the prospectus.

Choice of Forum, page 138

10.　Please explain to us, and revise as applicable to address, the enforceability of the choice of forum provisions in your certificate of incorporation.

Financial Statements

Note 3. Summary of Significant Accounting Policies

Refunds, page F-11

11.　If true, please clarify in your policy disclosure that the company records an allowance at the time revenue is recognized rather than at the time of sale.  Also, in the two instances in this policy note where you refer to amounts "recovered" from merchants, please change the word recovered to recoverable.

Revenue Recognition, page F-12

12.　Please revise your revenue recognition policy disclosure to be consistent with the representation made to us in your response to comment two appearing on page 11 of your letter dated September 23, 2011.  Further, you should revise to specifically include language regarding your remaining obligations after issuance of the Groupon and explain why such items are not more than inconsequential or perfunctory resulting in revenue recognition upon the purchase and issuance of the Groupon.

13.　It is unclear in your policy disclosure why the criteria for revenue recognition are "generally" met when the number of customers who purchase the daily deal exceeds the predetermined threshold.  Please disclose the exceptions to the general rule and advise us in detail.

Consolidated Statements of Operations, page F-5

Cost of Revenue, page F-13

14.　We refer to your response to comment one from our additional comments raised during our call with you on September 21, 2011.  We believe that costs of revenues should include the costs and expenses, both direct and indirect, incurred each reporting period to fulfill your obligations to the merchant, irrespective of whether such costs are separately tracked or identified as "overhead."  It is not clear to us from your response or proposed disclosure whether your cost of revenue line item includes all such costs.  For example, we note that Section 1.1 of your form Groupon Merchant Agreement requires the company to "promote the voucher per Section 1.2."  Further, Section 1.2 states that Groupon is "to offer, sell and distribute Vouchers, in accordance with this Agreement." We are unable to identify in your proposed cost of revenue disclosure the costs and expenses incurred to fulfill these obligations to the merchant. Please provide the amount of these costs and expenses for each period presented and explain to us why you do not consider these as part of cost of revenue.

Goodwill and Other Intangible Assets, page F-19

15. We note your response to comment 19 from our letter dated August 19, 2011. We note that you refer to an evaluation of goodwill impairment. Based on your response, it is unclear whether you performed an annual goodwill impairment test or just a qualitative evaluation. Please advise.

Other

16. Please clearly disclose your policy for classifying expenses within the Selling, general and administrative line-item of your income statement.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc:     Via Email
        Steven J. Gavin, Esq.
        Winston & Strawn LLP